Filed by HomeTrust Bancshares, Inc.

Pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Company: TriSummit Bancorp, Inc.

Commission File No: 001-35593

A REMINDER TO OUR SHAREHOLDERS

The special meeting of the shareholders of TriSummit Bancorp, Inc. (“TriSummit”) will be held on December 13, 2016. The notice and proxy materials relating to this meeting were previously mailed to you on or about November 9, 2016. As of the date of this letter, we have not received your proxy for this important meeting.

TriSummit shareholders are being asked to approve a merger agreement by and between TriSummit and HomeTrust Bancshares, Inc. (“HomeTrust”) and related matters, as described in the proxy statement/prospectus that was previously sent to you. Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of TriSummit common stock and Series A preferred stock voting together as a single class. A failure to vote will have the same effect as voting against the merger agreement. Regardless of how many shares you own, it is important that you submit your proxy as soon as possible.

Since the time remaining is short, we urge you to sign, date, and mail the enclosed proxy card as soon as possible. A postage-paid return envelope is enclosed for your convenience. You may also vote your shares by phone or internet by following the instructions on the enclosed proxy card. Voting by phone or internet will help to reduce expenses incurred by the company and is the quickest and easiest way to vote.

Should you have any questions regarding the proxy materials, please feel free to contact our proxy solicitor, Georgeson LLC, toll free at (877) 255-0134.

Thank you in advance for your time and cooperation.

R. Lynn Shipley, Jr.
President and Chief Executive Officer
TriSummit Bancorp, Inc.

IF YOU HAVE ALREADY MAILED YOUR PROXY CARD OR VOTED ONLINE OR BY MAIL, THANK YOU AND PLEASE DISREGARD THIS LETTER.

Additional Information

In connection with the proposed merger between HomeTrust and TriSummit, HomeTrust filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) which was declared effective on November 2, 2016. The registration statement includes a proxy statement of TriSummit that also constitutes a prospectus of HomeTrust, which was sent to the shareholders of TriSummit. TriSummit shareholders are advised to read the proxy statement/prospectus, which was filed by HomeTrust with the SEC on November 8, 2016, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain, or will contain, as the case may be, important information about HomeTrust, TriSummit and the proposed transaction. Copies of all documents relating to the merger filed by HomeTrust can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing HomeTrust’s website at www.hometrustbanking.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from HomeTrust upon written request to HomeTrust Bancshares, Inc., Attn: Investor Relations, 10 Woodfin Street, Asheville, North Carolina 28801 or by calling (828) 350-3049.

Participants in this Transaction

HomeTrust, TriSummit and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TriSummit shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of HomeTrust may be found in the definitive proxy statement of HomeTrust relating to its 2016 Annual Meeting of Stockholders filed by HomeTrust with the SEC on October 14, 2016. This definitive proxy statement can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of TriSummit is set forth in the proxy statement/prospectus filed with the SEC.